** Art 7/22/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUL 0 3 2003 DIVISION OF MARKET REGULATION

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03051826

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49536

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST SECURITY ~~FINACIAL~~ FINANCIAL ADVISORS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 MIAMI AVENUE WEST SUITE B
(No. and Street)

VENICE (City) FLORIDA (State) 34285 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TUCCILLO, TRAVIS WADE 941-483-3732
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KERKERING, BARBERIO & CO., P.A.
(Name – *if individual, state last, first, middle name*)

1353 Ringling Blvd (Address) Sarasota (City) FLORIDA (State) 34236 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 25 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONTENTS



Kerkering, Barberio & Co., P.A.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
First Security Financial Advisors, Inc.

We have audited the accompanying statements of financial condition of First Security Financial Advisors, Inc. as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Security Financial Advisors, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Kerkering Barberio & Co.

Sarasota, Florida
April 7, 2003

FIRST SECURITY FINANCIAL ADVISORS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

Assets		2002		2001
Current Assets				
Cash and cash equivalents	$	85,342	$	52,897
Advances		10,443		2,918
Prepaid expenses and other		5,021		414
Note receivable, current portion		-		35,170
Total current assets		100,806		91,399
Property and equipment, net		17,266		35,656
Other Assets				
Deposit with clearing organization		25,000		25,000
Note receivable, net of current portion		-		40,402
Investments		3,300		3,300
Other deposits		6,200		6,200
Total other assets		34,500		74,902
Total Assets	$	152,572	$	201,957

Liabilities and Stockholders' Equity				
Current Liabilities				
Accounts payable	$	2,418	$	958
Commissions payable		1,601		1,024
Total current liabilities		4,019		1,982
Stockholders' Equity				
Common stock, $1 par value, 10,000 shares authorized; 1,000 shares issued and outstanding		1,000		1,000
Additional paid-in capital		87,500		87,500
Retained earnings		60,053		111,475
Total stockholders' equity		148,553		199,975
Total Liabilities and Stockholders' Equity	$	152,572	$	201,957

The accompanying notes are an integral
part of these financial statements.

FIRST SECURITY FINANCIAL ADVISORS, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenue		
Management fees	$ 681,981	$ 911,730
Commissions	640,619	426,312
Total revenue	1,322,600	1,338,042
Operating Expenses		
Account fees and clearing charges	110,968	77,877
Advertising	15,429	18,626
Commissions	377,147	323,965
Depreciation and amortization	19,291	24,449
Dues and memberships	3,602	4,910
Education and development	831	892
Employee benefits	32,692	30,459
Investment research	8,774	11,037
Licenses and permits	665	1,908
Occupancy	38,961	49,181
Office	14,001	29,255
Other operating expenses	24,404	12,891
Printing and postage	13,027	9,611
Professional and legal fees	24,032	15,339
Repairs and maintenance	1,631	659
Salaries and payroll taxes	631,372	794,604
Software	20,289	10,991
Telephone	6,314	9,297
Travel and meals	34,697	11,178
Total operating expenses	1,378,127	1,437,129
Loss from operations	(55,527)	(99,087)
Other Income (Expense)		
Interest income	4,255	13,720
Interest expense	(150)	(184)
Total other income (expense)	4,105	13,536
Net loss	$ (51,422)	$ (85,551)

The accompanying notes are an integral part of these financial statements.

FIRST SECURITY FINANCIAL ADVISORS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2000	$ 1,000	87,500	197,026	285,526
Net Loss			(85,551)	(85,551)
Balance at December 31, 2001	1,000	87,500	111,475	199,975
Net Loss			(51,422)	(51,422)
Balance at December 31, 2002	$ 1,000	$ 87,500	$ 60,053	$ 148,553

The accompanying notes are an integral part of these financial statements.

FIRST SECURITY FINANCIAL ADVISORS, INC.

STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

DECEMBER 31, 2002 AND 2001

The Company had no subordinated claims as of December 31, 2002 and 2001or at any time during the years then ended.

The accompanying notes are an integral part of these financial statements.

FIRST SECURITY FINANCIAL ADVISORS, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash Flows from Operating Activities		
Net loss	$ (51,422)	$ (85,551)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	19,291	24,449
(Increase) decrease in operating assets		
Advances	(7,525)	2,568
Prepaid expenses and other	(4,608)	6,524
Increase (decrease) in operating liabilities		
Accounts payable	1,460	(5,205)
Commissions payable	577	998
Total adjustments	9,195	29,334
Net cash used in operating activities	(42,227)	(56,217)
Cash Flows from Investing Activities		
Collections on note receivable	75,572	37,319
Purchases of property and equipment	(900)	(2,448)
Net cash provided by investing activities	74,672	34,871
Increase (decrease) in cash and cash equivalents	32,445	(21,346)
Cash and cash equivalents - beginning of period	52,897	74,243
Cash and cash equivalents - end of period	$ 85,342	$ 52,897
Supplemental Cash Flow Information:		
Cash paid for interest	$ 150	$ 184

The accompanying notes are an integral part of these financial statements.

FIRST SECURITY FINANCIAL ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Note 1 - Summary of Significant Accounting Policies

Organization

First Security Financial Advisors, Inc. (Company) was incorporated in September 1995 as a registered investment advisor. The Company provides planning and investment management services. The corporate office of the Company is located in Venice, Florida.

The Company is also a broker/dealer registered with the Securities and Exchange Commission (SEC) pursuant to Section 15 (b) of the Securities Exchange Act of 1934. The Company received approval for membership in the National Association of Securities Dealers, Inc. in November 1996. The Company transacts business through correspondent brokers. The Company receives, but does not hold, customer or other broker/dealer securities. Customers' securities transactions and related commission revenues and expenses are recorded on a trade date basis.

The Company adheres to the reporting requirements of the Securities and Exchange Commission under Rule 17a-5 which is consistent with financial statement reporting in accordance with accounting principles generally accepted in the United States of America.

Financial Statements

The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. The accounting policies adopted conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of management's estimates. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided in amounts sufficient to relate the cost of assets to operations over their estimated useful lives, ranging from three to five years, using the straight-line method. Software and leasehold improvements are being amortized over three and five years, respectively, using the straight-line method.

Investments

Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold securities until maturity or on a long-term basis, they are classified as investments and carried at historical cost or amortized cost. Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and

FIRST SECURITY FINANCIAL ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2002 AND 2001

Note 1 - Summary of Significant Accounting Policies (Continued)
Investments (Continued)
carried at fair value. Securities held for indefinite periods of time include securities management intends to use as a part of its asset and liability management strategy and may be sold in response to changes in interest rates, resultant prepayment risk, and other factors related to interest rate and resultant prepayment risk changes.

Note 2 - Financial Instrument with Off-Balance-Sheet Risk
Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash. Cash and other deposits are insured up to $100,000. At any given time, the Company may have cash balances exceeding the insured amount.

Note 3 - Deposit with Clearing Organization
Deposit with clearing organization represents investments in money market funds. The investments are required by the Company's clearing brokers and are in accordance with the correspondent broker agreements between the parties.

Note 4 - Income Taxes
The Company's stockholders have elected S-Corporation status for the Company. Under this election, the stockholders, not the Company, are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for federal or state income taxes has been included in the financial statements.

Note 5 - Property and Equipment
Property and equipment consisted of the following at December 31:

	2002	2001
Leasehold improvements	$ 24,120	$ 24,120
Computer equipment	45,228	44,328
Software	42,929	42,929
Office equipment	17,333	17,333
Furniture and fixtures	18,580	18,580
	148,190	147,290
Less accumulated depreciation and amortization	(130,924)	(111,634)
	$ 17,266	$ 35,656

Depreciation and amortization expenses amounted to $19,291 and $24,449, respectively, for the years ended December 31, 2002 and 2001.

Note 6 - Related Party Transactions
The Company leases office space on a month-to-month basis from an entity in which a majority stockholder of the Company is a significant partner. Rent payments to this entity totaled $23,790 and $14,822, respectively, for the years ended December 31, 2002 and 2001.

At December 31, 2001, the Company had a note receivable of $75,572 due from a stockholder. This note bore interest of 7.0% and is secured by personal property. The original agreement stated the Company receive biweekly payments of principal and interest totaling $1,500 with a final balloon payment due on December 31, 2003. The note was paid in full during the year ended December 31, 2002.

Note 7 – Leases
The Company leases office space pursuant to a five year lease, which expires January 15, 2003. The monthly base rent, including taxes and other expenses, is $3,749. The lease provides for an increase in the base rent equivalent to the change in the Consumer Price Index at the beginning of each year.

Future minimum lease payments for the year ended December 31, 2003 are $5,178.

The Company was reimbursed $1,350 each month by the independent contractors that utilize space in the office. The net rent expense related to this lease amounted to $9,256 and $26,668 for the fiscal years ending December 31, 2002 and 2001, respectively.

Note 8 - Net Capital Requirement
Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital of $50,000. The Company had net capital of $105,212 and $74,981, respectively, at December 31, 2002 and 2001. The net capital rules may effectively restrict the payment of dividends to the Company's stockholders. The Company operates pursuant to the (K) (2) (iv) exemptive provisions of the Securities and Exchange Commission's Rule 15c3-3 and can receive, but, not hold, customer funds or securities.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined by the Rule, shall not exceed eight to one. The Company's ratio was .03 to one at December 31, 2002 and 2001.

Note 9 - Litigation
In the normal course of business the Company has been named as a defendant in a legal action. The outcome of the lawsuit is uncertain at this time, however management expects the ultimate resolution of this matter will not have a material effect on the Company's financial condition or results of operations.

Note 10 - Investments

The Company's investments in marketable equity securities are being held for an indefinite period and, in accordance with Financial Accounting Standards Board Statement 115 (FASB 115), are classified as available for sale.

2002	Fair Value	Cost or Amortized Cost	Unrealized Gain
Equity securities	$ 3,300	$ 3,300	$ -

2001	Fair Value	Cost or Amortized Cost	Unrealized Gain
Equity securities	$ 3,300	$ 3,300	$ -

Note 11 - Advertising

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2002 and 2001 were $15,428 and $18,686, respectively.

SUPPLEMENTAL INFORMATION



Kerkering, Barberio & Co., P.A.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

The Board of Directors
First Security Financial Advisors, Inc.

We have audited the accompanying financial statements of First Security Financial Advisors, Inc. for the years ended December 31, 2002 and 2001. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Computation of Net Capital and Net Capital Requirements Under Rule 15c-3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission are presented for the purposes of additional analysis and are not a required part of the basic financial statements. The accompanying schedules are required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the testing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sarasota, Florida
April 7, 2003

Kerkering Barberio & Co.

FIRST SECURITY FINANCIAL ADVISORS, INC.

COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENTS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Net Capital	
Stockholders' equity as reported on focus report as of December 31, 2002	$ 165,312
Reconciling items:	
Current year audit adjustments to write-off fixed assets and prepaid expenses	(2,468)
Depreciation and amortization of property and equipment	(14,291)
Stockholders' equity, as reported in audited financial statements	148,553
Deductions - nonallowable assets	
Property and equipment, net	(17,266)
Prepaid expenses and deposits	(11,221)
Receivables from non-customers	(10,443)
	(38,930)
Net capital before haircuts on securities	109,623
Haircuts on securities	(4,411)
Net capital	$ 105,212
Aggregate Indebtedness	
Total Aggregate Indebtedness	$ 4,019
Ratio of aggregated indebtedness to net capital	.03 to 1
Minimum net capital requirement per SEC rule 15c3-1	$ 50,000

FIRST SECURITY FINANCIAL ADVISORS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

The Company is exempt from the determination of reserve requirements under provisions of SEC Rule 15c3-3 exemption K-2ii.



Kerkering, Barberio & Co., P.A.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
First Security Financial Advisors, Inc.

In planning and performing our audits of the financial statements of First Security Financial Advisors, Inc. for the years ended December 31, 2002 and 2001, we considered its internal control structure in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company, in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system of internal accounting control and the practices and procedures utilized are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

The Board of Directors
First Security Financial Advisors, Inc.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of First Security Financial Advisors, Inc. for the years ended December 31, 2002 and 2001 and this report does not affect our report thereon dated April 7, 2003.

Segregation of Duties
Due to the limited number of available personnel, it is not always possible to adequately segregate certain incompatible duties, so that no one employee has access to both physical assets and the related accounting records, or to all phases of a transaction. Consequently, the possibility exists that unintentional errors or irregularities could exist and not be properly detected.

Our audits did not reveal any significant errors or irregularities resulting from this lack of segregation of employee duties and responsibilities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the Commission's objectives.

* * * * *

This report is intended solely for the use of management of First Security Financial Advisors, Inc. and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Sarasota, Florida
April 7, 2003